

13030021

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-14900 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/012
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muriel Siebert & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue, Suite 1720
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Joseph M. Ramos Jr. (212) 644-2400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Joseph M. Ramos Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by the Company

**Subscribed and sworn before me**
**this 25 day of Feb 2013**
**by** [signature]
**Notary Public**

Signature

Executive Vice President and CFO
Title

RONALD R. BONO
Notary Public, State of New York
No. 01BO6178149
Qualified in New York City County
Commission Expires 11/19/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

# MURIEL SIEBERT & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2013

## MURIEL SIEBERT & CO., INC.

**Statement of Financial Condition**
**December 31, 2012**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 18,720,000 |
| Cash equivalents - restricted | 1,532,000 |
| Receivable from clearing and other brokers | 1,923,000 |
| Securities owned, at fair value | 255,000 |
| Furniture, equipment and leasehold improvements, net | 312,000 |
| Investment in and receivable from affiliate | 8,950,000 |
| Prepaid expenses and other assets | 908,000 |
| | $ 32,600,000 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 2,446,000 |
| Due to parent | 176,000 |
| | 2,622,000 |
| Commitments and contingent liabilities (Note G) | |
| Stockholder's equity: | |
| Common stock, $1 par value; 1,000 shares authorized; 743 shares issued | 1,000 |
| Additional paid-in capital | 10,756,000 |
| Retained earnings | 19,246,000 |
| Less 94 shares of Treasury stock, at cost | (25,000) |
| | 29,978,000 |
| | $ 32,600,000 |

*See notes to statement of financial condition*

MURIEL SIEBERT & CO., INC.

**Notes to Statement of Financial Condition**
**December 31, 2012**

## NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or the "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

### [2] Cash equivalents:

Cash equivalents are carried at fair value and amount to $18,162,000, consisting of money market funds.

Cash equivalents - restricted represents $1,532,000 invested in a money market fund which serves as collateral for a secured demand note payable in the amount of $1,200,000 to Siebert, Brandford, Shank & Co., L.L.C. ("SBS"). Such payable and a related $1,200,000 receivable due from SBS are included in investment in affiliate in the accompanying statement of financial condition.

### [3] Securities:

Securities owned are carried at fair value. Security transactions are recorded on a trade-date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. Those functions are performed by the clearing firms.

### [4] Fair value:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 - Unobservable inputs which reflect the assumptions that management develops based on available information about the assumptions market participants would use in valuing the asset or liability.

The classification of financial instruments valued at fair value as of December 31, 2012 is as follows:

| Financial Instrument | Level 1 |
|---|---|
| Cash equivalents | $ 19,694,000 |
| Securities | 255,000 |
| | $ 19,949,000 |

Securities consist of common stock, which is valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

## NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### [5] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis. Income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes and for net operating loss and other carryforwards. A valuation allowance is provided for deferred tax assets based on the likelihood of realization.

### [6] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

### [7] Use of estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### [8] Investment in affiliate:

The Company's 49% investment in SBS is accounted for on the equity method. The equity method provides that the Company records its share of the investee's earnings or losses in its results of operations with a corresponding adjustment to the carrying value of its investment. In addition, the investment is adjusted for capital contributions to and distributions from the investee. Summarized financial data of SBS at December 31, 2012 and for the year then ended is as follows: Total assets of $27,752,000, including a $1,200,000 receivable from the Company referred to in A[2] above, total liabilities of $9,555,000, including advances of $28,000 and subordinated liabilities of $1,200,000 payable to the Company, and total members' capital of $18,197,000.

## NOTE B - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

| | |
|---|---|
| Equipment | $ 527,000 |
| Leasehold improvements | 22,000 |
| Furniture and fixtures | 3,000 |
| | 552,000 |
| Less accumulated depreciation and amortization | (240,000) |
| | $ 312,000 |

## NOTE B - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET (CONTINUED)

The Company discontinued its relationship with a software vendor on June 30, 2012, which had developed and maintained the Company's website. As a result, the Company wrote off its remaining unamortized carrying value of development costs of $433,000 which consisted of $1,856,000 of cost net of $1,423,000 of accumulated amortization. Effective July 1, 2012, such services are provided by the Company's clearing broker.

## NOTE C - INCOME TAXES

Temporary differences which give rise to net deferred tax assets at December 31, 2012 consist of:

| | |
|---|---|
| Deferred tax assets: | |
| Intangibles | $ 362,000 (1) |
| Stock compensation | 237,000 |
| Net operating loss carryforward - federal and state | 2,920,000 |
| Contribution carryover | 345,000 |
| Furniture, equipment and leasehold improvements | 59,000 |
| Accrued expenses | 135,000 |
| Other | 158,000 |
| | 4,216,000 |
| Valuation allowance | (4,216,000) |
| | $ 0 |

(1) Relates to retail discount brokerage accounts acquired at a cost of $2,988,000 which are being amortized over 15 years for tax purposes and have been fully amortized over their five-year estimated useful life for financial reporting purposes.

As of December 31, 2012, the Company had a net operating loss carryforward of approximately $5.8 million for federal tax purposes, which expires from 2030 through 2032, and approximately $15.2 million for state tax purposes which expires from 2015 through 2032.

Due to cumulative losses incurred by the Company over the last three years, the Company is unable to conclude that it is more than likely than not that it will realize its deferred tax asset and, accordingly, has recorded a valuation allowance to fully offset its deferred tax asset at December 31, 2012.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2012 financial statements. Tax years for 2009 and thereafter are subject to tax examinations by federal and state authorities.

## NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2012, the Company had net capital of approximately $16,962,000, which was approximately $16,712,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

## NOTE E - OPTIONS

The Company is a participant in Siebert's 2007 long-term incentive plan (the "Plan") that provides for the granting of options in Siebert's common stock to certain directors, employees and consultants at its discretion. The Plan provides for the granting of options to purchase up to an aggregate of 2,000,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code ("IRC"), may be granted under the Plan. A Stock Option Committee of the Board of Directors of Siebert administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding ten years), the exercise price and the exercise period. The exercise price shall not be less than the fair market value on the date of grant. No option may be granted under the Plan after December 2017. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant. At December 31, 2012, options for 1,700,000 shares of common stock are available for grant under the Plan.

A summary of the outstanding stock options at December 31, 2012 under the Plan, all of which are fully vested and exercisable, and related information for the year then ended is presented below:

| | 2012 | |
|---|---|---|
| | Shares | Weighted-Average Exercise Price |
| Outstanding - beginning of the year | 1,228,200 | $ 3.88 |
| Expired | (828,200) | $ 4.14 |
| Outstanding - end of the year (a) | 400,000 | $ 3.33 |

(a) Weighted-average remaining contractual terms of one year and aggregate intrinsic value of $0.

## NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2012 settled subsequent thereto with no material adverse effect on the Company's statement of financial condition.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

MURIEL SIEBERT & CO., INC.

Notes to Statement of Financial Condition
December 31, 2012

## NOTE G - COMMITMENTS, CONTINGENCIES AND OTHER

(1) The Company rents office space under long-term operating leases expiring in various periods through 2015. These leases call for base rent plus escalations for property taxes and other operating expenses.

Future minimum base rental payments under these operating leases are as follows:

| Year | Amount |
|---|---|
| 2013 | $ 825,000 |
| 2014 | 206,000 |
| 2015 | 80,000 |
| | $ 1,111,000 |

(2) In a prior year, the Company was named as one of the defendants in a class action pending in the United States District Court, Southern District of New York. The complaint was brought on behalf of a class of purchasers in a public offering by Lehman Brothers Holdings, Inc. of $1,500,000,000 of 6.75% Subordinated Notes due 2017 (the "Notes") as to the Company and certain smaller issuances of other securities. The complaint asserted that the Company and other underwriters of the Notes violated Section 11 of the Securities Act of 1933 in that relevant offering materials were false and misleading. The Company had agreed to purchase $15 million of the Notes and $462,953 of the other securities as an underwriter in the offerings. The Company and the plaintiffs' class agreed to resolve all claims against the Company in consideration of a $1 million payment by the Company. The settlement was accrued as of December 31, 2011, paid into an escrow account during the first quarter of 2012 and approved by the court on May 2, 2012. As certain plaintiffs did not agree to a settlement or purchased securities that were not covered by the settlement, additional liability to the Company is possible. At present, the Company is unable to determine the potential liability, if any.

The Company is party to certain other claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

(3) The Company sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan.

(4) The Company has entered into a Secured Demand Note Collateral Agreement with SBS under which the Company is obligated to lend to SBS up to $1.2 million on a subordinated basis collateralized by cash equivalents of approximately $1.5 million as of December 31, 2012. Amounts pledged by the Company under the facility are reflected on its statement of financial condition as "cash equivalents - restricted". SBS pays the Company interest on this amount at the rate of 4% per annum. The facility expires on August 31, 2014, at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

-AMENDED-

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14900 FINRA DEC
MURIEL SIEBERT & Co., INC.
885 THIRD AVENUE SUITE #1720
NY, NY 10022-4834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 39,480

B. Less payment made with SIPC-6 filed (exclude interest) 7/30/12 CK# 187678 ( 22,329 )

Date Paid 1/29/13 CK# 189007 ( 16,848 )

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 303

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 303

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MURIEL SIEBERT & Co., INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25th day of FEB, 2012.

CONTROLLER / DANIEL IESU
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2012 and ending 12-31, 2012
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 20,989,268 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 2,742,291 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 773,796 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 408,811 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PALM BEACH RENTAL INCOME | 18,842 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 46 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,253,579 | |
| Enter the greater of line (i) or (ii) | 1,253,579 |
| Total deductions | 5,197,319 |
| 2d. SIPC Net Operating Revenues | $ 15,791,949 |
| 2e. General Assessment @ .0025 | $ 39,480 |

(to page 1, line 2.A.)

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**INDEPENDENT ACCOUNTANTS' REPORT**

To the Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Muriel Siebert & Co., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any additions and deductions from total revenue reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 26, 2013